Exhibit 99.1

BEZEQ THE ISRAEL TELECOMMUNICATION CORP. LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2010
(UNAUDITED)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Bezeq The Israel Telecommunication Corp. Limited

Condensed Consolidated Interim Financial Statements as at March 31, 2010 (unaudited)

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

Auditors’ Report to the Shareholders of
“Bezeq” The Israel Telecommunication Corp. Limited

Introduction
We have reviewed the accompanying financial information of Bezeq The Israel Telecommunication Corporation Ltd. and its subsidiaries (“the Group"), comprising of the condensed consolidated interim statement of financial position as of March 31, 2010 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 - “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope
We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted accounting principles in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports),1970.

Without qualifying our above conclusion, we draw attention to the claims made against the Group of which the exposure cannot yet be assessed or calculated, and other contingencies as described in Note 6.

Sincerely,

Somekh Chaikin
Certified Public Accountants

May 4, 2010

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Statements of Financial Position

	March 31, 2010	March 31, 2009		December 31, 2009
	(Unaudited)	(Unaudited)		(Audited)
	NIS millions	NIS millions		NIS millions

Assets

Cash and cash equivalents	944	1,702		580
Investments including derivatives	12	37		154
Trade receivables	2,573	2,390		2,491
Other receivables	249	234		171
Inventory	181	188		263
Assets held for sale	33	43		40

Total current assets	3,992	4,594		3,699

Investments, including derivatives	128	192		130
Trade and other receivables	915	637		887
Broadcasting rights, net of rights exercised	-	288		-
Property, plant and equipment	5,444	6,229	*	5,428	*
Intangible assets	1,887	2,664		1,885
Deferred and other expenses	294	235	*	301	*
Investments in equity-accounted investees (mainly loans)	1,213	34		1,219
Deferred tax assets	361	503		392

Total non-current assets	10,242	10,782		10,242

Total assets	14,234	15,376		13,941

Bezeq The Israel Telecommunication Corporation Ltd.

	March 31, 2010	March 31, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Liabilities

Debentures, loans and borrowings	753	1,018	862
Trade payables	908	1,471	1,091
Other payables, including derivatives	739	962	697
Current tax liabilities	184	88	118
Deferred income	36	58	36
Provisions	375	358	380
Employee benefits	475	359	505

Total current liabilities	3,470	4,314	3,689

Debentures	2,596	3,711	2,716
Bank loans	531	1,391	558
Loans from institutions	-	161	-
Loans from non-controlling interests in a subsidiary	-	462	-
Employee benefits	301	267	294
Deferred income and others	5	25	5
Provisions	72	70	71
Deferred tax liabilities	59	63	70

Total non-current liabilities	3,564	6,150	3,714

Total liabilities	7,034	10,464	7,403

Equity
Total equity attributable to Company shareholders	7,206	5,377	6,544
Non-controlling interests	(6)	(465)	(6)

Total equity	7,200	4,912	6,538

Total liabilities and equity	14,234	15,376	13,941

Shlomo Rodav	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: May 4, 2010

*            Retrospective application by restatement, see Note 3

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Statements of Income

	Three months ended		Year ended
	March 31		December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Continuing operations
Revenue (Note 9)	2,915	2,791	11,519

Costs and expenses
Depreciation and amortization	343	371	1,485
Salary	505	505	1,990
Operating and general expenses (Note 10)	1,218	1,136	4,871
Other operating expenses (income), net	(25)	(20)	201

	2,041	1,992	8,547

Operating profit	874	799	2,972

Finance income
Finance income	85	82	429
Finance expenses	(63)	(52)	(398)

Finance income, net	22	30	31

Profit after finance income	896	829	3,003

Share in profits (losses) of equity-accounted investees	(23)	2	(34)

Profit before income tax	873	831	2,969

Income tax	231	221	807

Profit for the period from continuing operations	642	610	2,162

Discontinued operations
Profit (loss) for the period from discontinued operations (Note 4)	-	(1)	1,379

Profit for the period	642	609	3,541

Attributable to:
Company shareholders
Profit for the period from continuing operations	642	609	2,157
Profit (loss) for the period from discontinued operations	-	(1)	1,446

	642	608	3,603
Non-controlling interests
Profit for the period from continuing operations	-	1	5
Loss for the period from discontinued operations	-	-	(67)

	642	1	(62)

Profit for the period	642	609	3,541

*           Restatement due to discontinued operations, see Note 4

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Statements of Income (Contd.)

	Three months ended		Year ended
	March 31		December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Earnings per share
Basic earnings per share (NIS)
Profit from continuing operations	0.24	0.23	0.82
Profit from discontinued operations	-	-	0.55

	0.24	0.23	1.37

Diluted earnings per share (NIS)
Profit from continuing operations	0.24	0.23	0.80
Profit from discontinued operations	-	-	0.54

	0.24	0.23	1.34

*           Restatement due to discontinued operations, see Note 4

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed  Consolidated Interim Statements of Comprehensive Income

	Three months ended		Year ended
	March 31		December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Profit for the period	642	609	3,541

Items of other comprehensive income

Actuarial losses from a defined benefit plan (1)	-	-	(13)

Sundry	(1)	3	(1)

Taxes for items of other comprehensive income	-	-	3

Other comprehensive income (loss) for the period, net of tax	(1)	3	(11)

Total comprehensive income for the period	641	612	3,530

Attributable to:
Company shareholders
Comprehensive income for the year from continuing operations	641	612	2,146
Comprehensive income (loss) for the year from discontinued operations	-	(1)	1,446

	641	611	3,592

Non-controlling interests
Comprehensive income for the year from continuing operations	-	1	5
Comprehensive loss for the year from discontinued operations	-	-	(67)

	-	1	(62)

Total comprehensive income for the period	641	612	3,530

(1)
The Group does not re-examine its assessments, assumptions and estimates in each interim reporting period to calculate its employee liabilities, unless there are significant changes during the interim period. As a result, actuarial gains or losses in the reporting period are not recognized.

*           Restatement due to discontinued operations, see Note 4

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Premium on share capital	Translation reserve	Capital reserve for a transaction between a corporation and a controlling shareholder	Capital reserve for options for employees	Retained earnings (deficit)	Total	Non-controlling interests	Total equity
	NIS millions
	Attributable to owners of the Company
Three months ended March 31, 2010

Balance at January 1, 2010 (audited)	6,187	275	(5)	390	210	(513)	6,544	(6)	6,538

Comprehensive income for the period (unaudited)	-	-	(1)	-		642	641	-	641
Share-based payments (unaudited)	-	-		-	6	-	6	-	6
Exercise of options into shares (unaudited)	14	63		-	(62)	-	15	-	15

Balance at March 31, 2010 (unaudited)	6,201	338	(6)	390	154	129	7,206	(6)	7,200

Three months ended March 31, 2009

Balance at January 1, 2009 (audited)	6,132	-	(4)	390	362	(2,165)	4,715	(471)	4,244

Comprehensive income for the period (unaudited)	-	-	3	-	-	608	611	1	612
Share-based payments (unaudited)	-	-	-	-	15	-	15		15
Exercise of options into shares (unaudited)	14	26	-	-	(4)	-	36	-	36
Transfers by non-controlling interests (unaudited)	-	-	-	-	-	-	-	5	5

Balance at March 31, 2009 (unaudited)	6,146	26	(1)	390	373	(1,557)	5,377	(465)	4,912

See Note 7 for the approval of the general meeting of the Company’s shareholders to distribute a cash dividend of NIS 2.45 billion subsequent to the reporting date.

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Premium on share capital	Translation reserve	Capital reserve for a transaction between a corporation and a controlling shareholder	Capital reserve for options for employees	Deficit	Total	Non-controlling interests	Total equity
	NIS millions
	Attributable to owners of the Company
Balance at January 1, 2009 (audited)	6,132	-	(4)	390	362	(2,165)	4,715	(471)	4,244

Comprehensive income for the year (audited)	-	-	(1)	-	-	3,593	3,592	(62)	3,530

Dividends to Company shareholders (audited)	-	-	-	-	-	(1,941)	(1,941)	-	(1,941)
Share-based payments (audited)	-	-	-	-	49	-	49	-	49
Exercise of options into shares (audited)	55	275	-	-	(201)	-	129	-	129
De-recognition of non-controlling interests for deconsolidation of a subsidiary (audited)	-	-	-	-	-	-	-	551	551
Dividend paid to non-controlling interests
less transfer of funds (audited)	-	-	-	-	-	-	-	(24)	(24)

Balance at December 31, 2009 (audited)	6,187	275	(5)	390	210	(513)	6,544	(6)	6,538

The attached notes are an integral part of the condensed consolidated interim financial statements.

"Bezeq" The Israel Telecommunication Corporation Ltd.

Condensed Consolidated Interim Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Net profit for the period	642	609	3,541
Adjustments:
Depreciation	272	347 *	1,343 *
Amortization of intangible assets	65	72	266
Amortization of deferred and other expenses	6	5 *	22 *
Profit from deconsolidation of a subsidiary	-	-	(1,538)
Share in profits (losses) of equity-accounted investees	23	(2)	34
Finance expenses (income), net	(6)	77	362
Capital gain, net	(27)	(20)	(64)
Share-based payments	6	15	49
Income tax expenses	231	222	807
Proceeds (payment) for derivatives, net	(1)	9	11

Change in inventory	78	(33)	(114)
Change in trade receivables	(110)	(77)	(583)
Change in other receivables	(61)	(51)	37
Change in other payables	23	197	55
Change in trade payables	(165)	116	192
Change in provisions	(4)	7	36
Change in broadcasting rights	-	(34)	(49)
Change in employee benefits	(22)	(50)	115
Change in deferred and other income	1	(46)	(41)

Income tax paid, net	(145)	(138)	(565)

Net cash flows from operating activities	806	1,225	3,916

Cash flow used in investment activities
Investment in intangible assets and deferred expenses	(88)	(63)	(349)
Proceeds from sale of property, plant and equipment	15	51	90
Change in current investments, net	141	6	(134)
Purchase of property, plant and equipment	(281)	(408)	(1,363)
Proceeds from disposal of investments and long-term loans	2	7	93
Investments and long-term loans	(1)	(1)	(4)
Dividend received	-	-	6
Interest received	-	5	29

Net cash used for investment activities	(212)	(403)	(1,632)

 *           Retrospective application by restatement, see Note 3

The attached notes are an integral part of the consolidated interim financial statements.

"Bezeq" The Israel Telecommunication Corporation Ltd.

Condensed Interim Statements of Cash Flows (contd.)

	Three months ended		Year ended
	March 31		December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Cash flow for financing activities
Bank loans received	-	400	400
Repayment of debentures	(206)	(206)	(682)
Repayment of loans	(9)	(31)	(109)
Short-term borrowing, net	-	-	48
Dividend paid	-	-	(1,941)
Interest paid	(30)	(110)	(354)
Proceeds for derivatives, net	-	-	43
Transfer of funds by non-controlling interests less dividend distributed, net	-	5	(24)
Proceeds from exercise of options into shares	15	36	129

Net cash from (used for) financing activities	(230)	94	(2,490)

Net increase (decrease) in cash and cash equivalents	364	916	(206)
Cash and cash equivalents at the beginning of the period	580	786	786

Cash and cash equivalents at the end of the period	944	1,702	580

The accompanying notes are an integral part of the financial statements

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at March 31, 2010

NOTE 1 – REPORTING ENTITY

A.
Bezeq – The Israel Telecommunication Corp. Ltd. (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The condensed consolidated financial statements of the Company include those of the Company and its subsidiaries (together – “the Group”), as well as the interests of the Group in associates. The Group is a principal provider of communication services in Israel (see also Note 11 – Segment Reporting).

B.
At March 31, 2010, the controlling shareholder of the Company was Ap.Sb.Ar. Holdings Ltd. (“Ap.Sb.Ar.”). On April 14, 2010, the Company completed a transaction for an off-exchange sale of all of the shares of Ab.Sp.Ar. in the Company, representing 30.44% of the issued and paid up share capital of the Company at that date, to B Communications (SP2) Ltd., which is wholly owned and controlled by B Communications (SP1). B Communications (SP1) is wholly owned and controlled by B Communications Ltd. (formerly 012 Smile Communications Ltd.).

C.
The Company is subject to various sets of laws that regulate and restrict its business activities, including its tariffs. The Company’s tariffs are regulated by provisions in the Communications Law. The Company’s service fees are regulated and updated according to a linkage formula. The Company was declared a monopoly in the main areas in which it operates. All the operating segments of the Group are subject to competition. The operations of the Group are subject, in general, to government regulations and supervision. The intensifying competition and changes in the communications market could have an adverse effect on the business results of the Group.

D.
From August 21, 2009, the Company no longer consolidates the reports of DBS Satellite Services (1998) Ltd. (“DBS) in its financial statements and the investment in DBS is stated according to the equity method commencing from that date. See Note 4 below.

NOTE 2 – BASIS OF PREPARATION

A.
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970.

B.
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries at December 31, 2009 and the year then ended, and their accompanying notes (“the annual financial statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent annual financial statements until the date of these interim financial statements.

C.	The condensed consolidated interim financial statements were approved by the Board of Directors on May 4, 2010, 2009.

D.
Use of estimates and judgment

The preparation of condensed interim financial statements in accordance with IFRS requires Management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from the estimates used.

The judgment of management, when applying the Group’s accounting policy and the principal assumptions used in assessments that involve uncertainty are consistent with those used in the annual financial statements.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at March 31, 2010

NOTE 3 – REPORTING PRINCIPLES AND ACCOUNTING POLICY

The significant accounting policies applied in these condensed financial statements are consistent with those applied in the annual financial statements for the year ended December 31, 2009, except for application of new standards and amendments to standards, as set out below.

Initial implementation of new accounting standards

Commencing from January 1, 2010, the Group applies the amendment to IAS 17 – Leases: Classification of Leases of Land and Buildings (“the Amendment”). The Amendment eliminates the requirement to classify a lease of land as an operating lease when the title is not expected to pass to the lessee at the end of the lease term.

The Company leases land from the Israel Land Administration, accounted for as an operating lease. Subsequent to adoption of the Amendment, the Company classified the lease of the land retrospectively as a finance lease. Accordingly, the land is stated as property, plant and equipment in the statement of financial position as at March 31, 2009 and December 31, 2009, in the amount of NIS 163 million and NIS 125 million, respectively.

NOTE 4 – DISCONTINUED OPERATIONS

Following the aforesaid in Note 5 to the financial statements as at 2009, commencing from August 21, 2009, the Company no longer consolidates the reports of DBS in its financial statements and the investment in DBS shares is stated according to the equity method commencing from that date. The financial statements of DBS are attached to these financial statements.

The consolidated statements of income for the three months ended March 31, 2010 and for the year ended December 31, 2009 are stated without consolidation of the statements of DBS. The operational results of DBS for the period up to August 20, 2009 and comparative figures were presented as discontinued operations. The consolidated statement of income for the three months ended March 31, 2009 was restated in order to retrospectively reflect the discontinued operations, following deconsolidation, separately from continuing operations. The statement of financial position as at March 31, 2009 and statement of cash flow for the three months ended March 31, 2010 were not restated.

(1)	Results of discontinued operations

	Three months ended March 31, 2009	From January 1 to August 20, 2009
	(Unaudited)	(Unaudited)
	NIS millions	NIS millions

Revenue	384	970
Cost of revenue	259	663

Gross profit	125	307

Selling and marketing expenses	28	79
General and administrative expenses	31	74

	59	153

Operating profit	66	154

Finance expenses, net	67	313

Loss after financing expenses	(1)	(159)

Profit from deconsolidation of a subsidiary	-	1,538

Profit (loss) for the period from discontinued operations	(1)	1,379

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at March 31, 2010

NOTE 4 – DISCONTINUED OPERATIONS (CONTD.)

(2)	Cash flow from discontinued operations

	Three months ended March 31, 2009	From January 1 to August 20, 2009
	(Unaudited)	(Unaudited)
	NIS millions	NIS millions

Cash flow from operating activities	91	260
Cash flow used for investment activities	(62)	(176)
Cash flow used for finance activities	(29)	(84)

Cash flow from discontinued operations	-	-

NOTE 5 – GROUP ENTITIES

A detailed description of the Group entities appears in Note 13 to the Group’s annual financial statements as at December 31, 2009. Below are details of the material changes that occurred in connection with the Group entities since publication of the annual financial statements.

Equity-accounted associates

A.	DBS Satellite Services (1998) Ltd.

1.
On March 18, 2010, the Board of Directors of the Company, as a shareholder in DBS Satellite Services (1998) Ltd. (“DBS”), approved the amendment to the financing agreement between DBS and the banks that provide financing for the operations of DBS (“the banks"). Under the amendment, another bank will join the banks and the amount and terms of the financing provided to DBS will be adjusted. Concurrently, amendments were approved to the deed of amendment to the shareholders' loans and the deed of amendment to the guarantee provided by the Company in favor of the banks, in order that they would apply to the adjusted financing arrangement. These amendments do not significantly increase the Company's exposure (if at all).

2.
At March 31, 2010, the balance of DBS's current debt to the Company and its subsidiaries amounts to NIS 65 million, of which NIS 52 million is to the Company. Further to Note 13(A)(2) to the financial statements as at December 31, 2009 in respect of DBS’s current debt to the Group companies, the Company formulated an arrangement for DBS’s debt to the Company for communication services, amounting to NIS 31.5 million at July 31, 2009 (reflecting a compromise between the Company’s position and that of DBS). Under the arrangement, DBS will repay the debt to the Company in 36 equal monthly payments of NIS 875,000 each plus VAT and interest at prime + 1.5% plus VAT for the interest. The debt arrangement is subject to approval of the general meeting of the Company which was convened for May 20, 2010.

B.
Walla! Communications Ltd.

On April 25, 2010, Bezeq International acquired 14,807,939 ordinary shares of Walla (representing 32.55% of the issued and paid up share capital of Walla) in an off-exchange transaction, at a price of NIS 6 per share and a total of NIS 89 million. Upon receipt of the acquired shares, Bezeq International transferred 9,902,467 shares out of the acquired shares (representing 21.77% of the issued and paid up share capital of Walla) to a trustee that will hold them in a blind trust. Following the transfer, Bezeq International holds 20,468,231 shares, representing 44.99% of the issued and paid up share capital of Walla. The Group will assess the accounting implications of the transaction in accordance with IFRS 3 – Business Combinations (revised) and IAS 27 – Consolidated and Separate Financial Statements (2008) and in accordance with the Company’s accounting policy as set out in Note 3(A) to the financial statements as at December 31, 2009.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at March 31, 2010

NOTE 6 – CONTINGENT LIABILITIES

During the normal course of business, legal claims were filed or are pending against the Group companies (“hereinafter in this section: “the claims”).

In the opinion of the managements of the Group companies, based on, inter alia, legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 358 million, where provisions are required to cover the exposure resulting from such claims.
In the opinion of the managements of the Group companies, the additional exposure at March 31, 2010, due to claims filed against the Group companies on various matters and which are unlikely to be realized, amounts to NIS 12.3 billion. This amount and all the amounts of the additional exposure in this note are before the addition of interest.

Regarding the application for certification as class action of lawsuits to which the Group has exposure beyond the aforesaid (since the claims do not state an exact amount), see sections B and D below.

The claims against the Group are described in detail in Note 18 to the financial statements of the Group as at December 31, 2009. Following is a detailed description of the Group's contingent liabilities as at March 31, 2010, classified into groups with similar characteristics.

A.
Employee claims

At March 31, 2010, the additional exposure (beyond the provisions included in these financial statements) for employee claims amounts to NIS 1.4 billion and relates mainly to claims filed by groups of employees or individual claims with wide ramifications. In the opinion of the management of the Company, based on, inter alia, legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 138 million, where provisions are required to cover the exposure resulting from such claims.

B.
Customer claims

At March 31, 2010, customer claims amounted to NIS 8.2 billion. There are additional claims for which the Group has additional exposure beyond the aforesaid, which cannot by quantified, as the exact amount of the claim is not stated in the claim. In the opinion of the managements of the Group companies, based on, inter alia, legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 44 million, where provisions are required to cover the exposure resulting from such claims. Of these claims, there are claims amounting to NIS 233 million, which, at this stage, cannot yet be estimated.

C.
Supplier and communication provider claims

At March 31, 2010, the total amount of claims filed by suppliers and communication providers amounted to NIS 831 million. In the opinion of the managements of the Group companies, which is based on, inter alia, legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 11 million, where provisions are required to cover the exposure resulting from such claims.

D.
Claims for punitive damages

At March 31, 2010, the amounts of punitive damages amounted to NIS 1.1 billion. This amount does not include claims for which the insurance coverage is not disputed. In the opinion of the managements of the Group companies, based on, inter alia, legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 2.4 million, where provisions are required to cover the exposure resulting from such claims. In addition, there are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at March 31, 2010

NOTE 6 – CONTINGENT LIABILITIES (CONTD.)

E.
Claims by entrepreneurs and companies

At March 31, 2010, the total amount of claims filed by entrepreneurs and companies amounted to NIS 313 million. In the opinion of the managements of the Group companies, which is based on, inter alia, legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 10 million, where provisions are required to cover the exposure resulting from such claims.

F.
Claims by the State and authorities

At March 31, 2010, the amount of the exposure for claims filed by the State of Israel and various authorities amounted to NIS 509 million, beyond the provisions of NIS 152 million in the financial statements. In the opinion of the managements of the Group companies, which is based on, inter alia, legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

For claims against DBS, see Note 5 to the financial statements of DBS as at March 31, 2010, which are attached to these financial statements.

NOTE 7 – CAPITAL AND SHARE-BASED PAYMENTS

A.	Share capital

Registered			Issued and paid up
March 31, 2010	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2009	December 31, 2009
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares

2,749,000,000	2,749,000,000	2,749,000,000	2,674,293,490	2,618,984,237	2,659,727,630

B.
In January and March 2010, the Board of Directors of the Company approved the allotment of 1,000,000 options to senior employees in the Group, under the plan set out in Note 27(A)(3) to the financial statements as at December 31, 2009. The theoretical economic value of the allotted options, calculated at the date of approval of the allotment by the board of directors, according to a weighted Black and Scholes model, is NIS 3.2 million.

C.
Following the exercise of options by employees in accordance with the options plans described in Note 27 to the financial statements as at December 31, 2009, in the three months ended March 31, 2010, the Company issued 14,565,860 ordinary shares of NIS 1 par value each.

D.
Subsequent to the date of the report and up to May 3, 2010 following the exercise of options by the employees, in accordance with the options plans set out in Note 27 to the financial statements as at December 31, 2009, the Company issued 739,216 ordinary shares of NIS 1 par value each.

E.
Subsequent to the date of the financial statements, on April 8, 2010, the general meeting of the shareholders of the Company approved the recommendation of the Board of Directors of the Company of March 2, 2010 to distribute a cash dividend to the shareholders of the Company in the amount of NIS 2.453 billion, representing NIS 0.9170679 per share and 91.70679% of the Company’s issued and paid up capital on the record date (April 15, 2010). The dividend was paid on May 3, 2010.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at March 31, 2010

NOTE 8 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

A.
Further to Note 30(B) to the financial statements as at December 31, 2009, in respect of the sale by Ap.Sb.Ar. of its controlling stake in the Company (as stated in Note 1(B) above), on April 14, 2010, the management agreement between the Company and a company owned and controlled by the shareholders in Ap.Sb.Ar. was terminated.

In addition, on May 4, 2010, subsequent to approval of the audit committee, the Board of Directors of the Company approved a new management agreement between the Company and Eurocom Communications Ltd. (“Eurocom”). Under the agreement, Eurocom will provide the Company ongoing management and consultation services for an annual fee of USD 1.2 million. The term of the agreement is from June 1, 2010. The agreement is subject to the approval of the general meeting of the Company's shareholders.

B.
Further to Note 30(C) to the financial statements as at December 31, 2009 regarding the agreements of the Group companies, as a supplier and/or customer, with B Communications Ltd. (formerly 012 Smile), in March 2010, the Board of Directors of the Company approved an extension to the validity of its approval of November 4, 2009. This will extend the validity of its approval for transactions in which the controlling shareholder in the Company could have a personal interest in respect of the series of agreements with companies in the B Communications Group Ltd. to July 15, 2010. Consequently, subsequent to transfer of control in the Company and subsequent to the reporting date, the audit committee and the Board of Directors approved, specifically, agreements between the Company and its subsidiaries with the B Communications Group. The agreement between Pelephone and Eurocom Cellular Communications Ltd. for the acquisition of Nokia products (terminal equipment, spare parts, accessories and maintenance services) was classified as an extraordinary transaction under section 270(4) of the Companies Law. Accordingly, it also requires the approval of the general meeting of the Company’s shareholders.

C.
Further to Note 30(F)(3) to the financial statements as at December 31, 2009, on April 8, 2010, the general meeting of the shareholders of the Company approved a maximum bonus for 2009 for the chairman of the Company’s Board of Directors, under the terms of his employment agreement, as approved by the general meeting on June 1, 2008, of 18 monthly salaries, amounting to NIS 3.44 million.

D.
Further to Note 30(G)(11) to the financial statements as at December 31, 2009 regarding the conversion of the D&O insurance policy to a runoff policy, in March 2010, the general meeting of the Company’s shareholders approved the agreement for acquisition of the runoff policy. Additionally, subsequent to the transfer of control in the Company (as set out in Note 1(B) above) and the appointment of new directors, on May 4, 2010, after the approval of the audit committee, the Board of Directors approved a letter of indemnity for the directors, in the format that is accepted in the Company as approved by the general meeting. This transaction also requires approval of the general meeting.

E.
Subsequent to the reporting date, on April 14, 2010, after approval of the compensation and audit committees, the Board of Directors of the Company approved the settlement agreement between the Company and the former CEO of the Company, in which all of the mutual claims of the parties are dismissed, including claims against other Group companies and their representatives. Under the agreement, the Company will pay the former CEO a lump sum of NIS 9 million (gross). The settlement agreement is subject to the approval of the general meeting of the Company’s shareholders, which was convened for May 20, 2010. These financial statements include provisions for this settlement agreement.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at March 31, 2010

NOTE 9 – REVENUE

	Three months ended March 31		Year ended December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Domestic fixed-line communications
Fixed line telephony	763	815	3,247
Internet - infrastructure	236	207	862
Transmission, data communication and other	237	236	940

	1,236	1,258	5,049

Cellular
Cellular services and terminal equipment	1,042	959	4,013
Sale of terminal equipment	286	245	1,119

	1,328	1,204	5,132

International communications, internet services and NEP	335	315	1,276

Other	16	14	62

	2,915	2,791	11,519

*        Restatement due to discontinued operations, see Note 4

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at March 31, 2010

NOTE 10 – OPERATING AND GENERAL EXPENSES

	Three months ended March 31		Year ended December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Cellular telephone expenses	436	415	1,750
General expenses	283	250	1,140
Materials and spare parts	263	218	1,003
Services and maintenance by sub-contractors	33	39	146
Building maintenance	64	69	295
International communication expenses	85	81	313
Vehicle maintenance expenses	31	31	124
Royalties to the State of Israel	16	24	66
Collection fees	7	9	34

	1,218	1,136	4,871

*       Restatement due to discontinued operations, see Note 4

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at March 31, 2010

NOTE 11 – SEGMENT REPORTING

A.	Operating segments

	Three months ended March 31, 2010 (unaudited)
	Domestic fixed-line communications	Cellular telephone	International communications, internet and NEP services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external sources	1,235	1,328	335	391	13	(391)	2,911
Inter-segment revenue	69	65	8	-	6	(144)	4
Total revenue	1,304	1,393	343	391	19	(535)	2,915
Depreciation and amortization	170	149	23	64	1	(64)	343
Segment results – operating profit	490	322	61	59	1	(59)	874
Finance income	52	34	2	39	-	(42)	85
Finance expenses	(51)	(12)	(3)	(106)	-	109	(63)
Total finance income (expenses), net	1	22	(1)	(67)	-	67	22
Segment profit (loss) after finance expenses, net	491	344	60	(8)	1	8	896
Share in the profits (losses) of equity-accounted investees	-	-	1	-	-	(24)	(23)
Segment profit (loss) before income tax	491	344	61	(8)	1	(16)	873
Income tax	(131)	(85)	(15)	-	-	-	(231)
Segment results – net profit (loss)	360	259	46	(8)	1	(16)	642

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at March 31, 2010

NOTE 11 – SEGMENT REPORTING (CONTD.)

A.	Operating segments (contd.)

	Three months ended March 31, 2009 (unaudited)
	Domestic fixed-line communications	Cellular telephone	International communications, internet and NEP services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external sources	1,253	1,204	310	384	13	(384)	2,780
Inter-segment revenue	73	61	14	-	4	(141)	11
Total revenue	1,326	1,265	324	384	17	(525)	2,791
Depreciation and amortization	211	139	20	57	1	(57)	371
Segment results – operating profit	437	302	60	66	-	(66)	799
Finance income	58	39	-	20	-	(35)	82
Finance expenses	(37)	(28)	(2)	(87)	-	102	(52)
Total finance income (expenses), net	21	11	(2)	(67)	-	67	30
Segment profit (loss) after finance expenses, net	458	313	58	(1)	-	1	829
Share in earnings of equity-accounted investees	-	-	2	-	-	-	2
Segment profit (loss) before income tax	458	313	60	(1)	-	1	831
Loss from discontinued operations	-	-	-	-	-	(1)	(1)
Income tax	(122)	(83)	(16)	-	-	-	(221)
Segment results – net profit (loss)	336	230	44	(1)	-	-	609

*            Restatement due to discontinued operations, see Note 4

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at March 31, 2010

NOTE 11 – SEGMENT REPORTING (CONTD.)

A.	Operating segments (contd.)

	Year ended December 31, 2009
	Domestic fixed-line communications	Cellular telephone	International communications, internet and NEP services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external sources	5,039	5,130	1,273	1,529	54	(1,529)	11,496
Inter-segment revenue	264	246	45	1	20	(553)	23
Total revenue	5,303	5,376	1,318	1,530	74	(2,082)	11,519
Depreciation and amortization	794	603	84	234	4	(234)	1,485
Segment results – operating profit	1,523	1,190	261	248	4	(254)	2,972
Finance income	310	90	15	8	23	(17)	429
Finance expenses	(295)	(100)	(12)	(478)	-	487	(398)
Total finance income (expenses), net	15	(10)	3	(470)	23	470	31
Segment profit (loss) after finance expenses, net	1,538	1,180	264	(222)	27	216	3,003
Share in earnings of equity-accounted investees	-	-	7	-	-	(41)	(34)
Segment profit (loss) before income tax	1,538	1,180	271	(222)	27	175	2,969
Loss from discontinued operations	-	-	-	-	-	1,379	1,379
Income tax	(431)	(305)	(71)	(1)	(2)	3	(807)
Segment results – net profit (loss)	1,107	875	200	(223)	25	1,557	3,541

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at March 31, 2010

NOTE 11 – SEGMENT REPORTING (CONTD.)

B.	Adjustments for segment reporting of revenue, profit or loss

	Three months ended March 31		Year ended December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Revenue

Revenue from reporting segments	3,431	3,299	13,527
Revenue from other segments	19	17	74
Cancellation of revenue from inter-segment sales except for revenue from sales to an associate reporting as a segment	(144)	(141)	(553)
Cancellation of revenue for a segment classified as an associate (up to August 20, 2009 – discontinued operations)	(391)	(384)	(1,529)

Consolidated revenue	2,915	2,791	11,519

* Restatement due to discontinued operations, see Note 4

	Three months ended March 31		Year ended December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Profit or loss

Operating profit or loss for reporting segments	932	865	3,216
Profit or loss for other categories
Other	1	-	4

Cancellation of expenses from a segment classified as an associate (up to August 20, 2009 – discontinued operations)	(59)	(66)	(248)
Finance income, net	22	30	31
Share in the profits (losses) of equity-accounted investees	(23)	2	(34)

Consolidated profit before income tax	873	831	2,969

*            Restatement due to discontinued operations, see Note 4

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at March 31, 2010

NOTE 12 –  SELECTED CONDENSED INFORMATION FROM THE FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD. AND BEZEQ  INTERNATIONAL LTD.

1.	Pelephone Communications Ltd.

A.	Statement of financial position

	March 31, 2010	March 31, 2009	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Current assets	1,885	1,713	2,102
Non-current assets	2,876	2,825	2,888

	4,761	4,538	4,990

Current liabilities	1,120	1,241	1,519
Long term liabilities	832	972	921

Total liabilities	1,952	2,213	2,440
Equity	2,809	2,325	2,550

	4,761	4,538	4,990

B.	Statement of income

	Three months ended March 31		Year ended December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Revenue from services	1,106	1,019	4,256
Revenue from sale of terminal equipment	287	246	1,120

Total revenue from services and sales	1,393	1,265	5,376

Cost of services and sales	923	818	3,592

Gross profit	470	447	1,784

Selling and marketing expenses	119	113	461
General and administrative expenses	29	32	133

	148	145	594

Operating profit	322	302	1,190

Finance expenses	12	28	100
Finance income	(34)	(39)	(90)

Net finance expenses (income)	(22)	(11)	10

Profit before income tax	344	313	1,180
Income tax	85	83	305

Profit for the period	259	230	875

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at March 31, 2010

NOTE 12 – SELECTED CONDENSED INFORMATION FROM THE FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD. AND BEZEQ  INTERNATIONAL LTD. (CONTD.)

2.	Bezeq International Ltd.

A.	Statement of financial position

	March 31, 2010	March 31, 2009	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Current assets	541	545	547
Non-current assets	555	506	559

	1,096	1,051	1,106

Current liabilities	310	291	367
Long term liabilities	37	35	37

Total liabilities	347	326	404
Equity	749	725	702

	1,096	1,051	1,106

B.	Statement of income

	Three months ended March 31		Year ended December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Revenue	343	324	1,318
Operating expenses	210	199	777

Gross profit	133	125	541

Selling and marketing expenses	44	41	175
General and administrative expenses	28	24	105

Operating profit	61	60	261

Finance expenses	3	2	12
Finance income	(2)	-	(15)

Net finance expenses (income)	1	2	(3)
Share in earnings of equity-accounted investees	1	2	7

Profit before income tax	61	60	271
Income tax	15	16	71

Profit for the period	46	44	200

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the Financial Statements as at March 31, 2010

NOTE 13 – MATERIAL EVENTS DURING THE REPORTING PERIOD AND EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

A.
On March 25, 2010, the Company received notice of a strike, in accordance with the Settlement of Labor Disputes Law, 5719-1957, which was declared by the Histadrut Labor Union, as from April 11, 2010. According to the notice, the dispute relates to the Company’s disregard of the demand of the workers’ union to negotiate for a collective agreement to regulate the rights of employees following transfer of the controlling stake in the Company, before taking steps to transfer control. Consequently, negotiations between the Company’s management and the workers’ union are underway.  It is noted that on May 2, 2010, the workers’ union began limited sanctions.

B.
In April 2010, the Company completed debt financing amounting to NIS 1.5 billion, through loans from banks in Israel. The loans were received for 80 months and are repayable in four equal annual payments of the principal between 2013 and 2016. The interest on the loans are payable twice a year. The loans of NIS 500 million are unlinked and bear fixed interest of 5.6%. The balance of the loans of NIS 1 billion are unlinked and bear variable interest at an average of prime minus 0.205%. To secure the repayment of the loans, the Company created a negative pledge in favor of the banks.